02049200

Pernod Ricard

02 AUG 15

82-3361

2002 HALF-YEAR SALES

SUPPL

Pernod Ricard – 2002 half-year sales up 18%
– Spirits and Wine up 78%

PARIS, 07 August 2002 - Pernod Ricard (SICOVAM 12069) today reported interim consolidated sales excluding duties and tax of €2,574 million at 30 June 2002, up 18% on first-half 2001.

While the currency effect was a scant -0.5%, consolidation differences were significant, owing to the acquisition of Seagram and the disposal of non-core businesses. Organic growth for the period under review was 3.4%.

Spirits and Wine

The Spirits and Wine division generated consolidated first-half sales (ex duties and tax) of €1,502 million. This represents a sharp 78% rise over first-half 2001 and is consistent with the 75% increase reported in first-quarter 2002.

Half-year sales of Seagram brands amounted to €604 million (of which €250 million in the first quarter). This second-quarter revenue surge reinforces the full-year sales target of €1.5 billion for 2002.

Pernod Ricard's historical brands generated sales of €898 million at 30 June, an organic increase of 4.5% and a slight improvement on the first-quarter's 3.1% rise.

Sales volumes for the twelve key brands were broadly stable:

- The half year 2002 performance of Seagram brands is not comparable to that of the first-half 2001, owing to overstocking in the market (as mentioned earlier).
- Demand in the French market slowed slightly at the end of the second quarter. This is reflected in sales of Ricard, Pastis 51 and Clan Campbell.
- Havana Club (+11%), Jameson (+5%), Jacob's Creek (+15%) continue to post gratifying gains.

dlw 8/19

Non-core businesses

Sales of the "Fruit Preparations" business amounted to €364 million, compared with €671 million in 2001. The difference is attributable to asset disposals. Excluding currencies and consolidation impacts, activity remained stable, with growth of 0.6%. SIAS MPA, which has been sold to Butler Capital, was consolidated until mid-May 2002.

The "Distribution" division reported sales of €708 million, up 4.9% overall and 4.7% organically. On 18 July 2002, Pernod Ricard and Electra announced the planned disposal of BWG. The deal is subject to approval from the competition authorities.

Conclusions and outlook

Despite a slight slowdown in some European markets in June, the Group's first-half performance is in line with objectives.

Stressing that the first half-year accounts for just 40% of the annual sales of the Spirits and Wine division, Chairman and CEO Patrick Ricard said he was "satisfied with this performance which, barring a sudden downturn in the economic environment, puts the Group on track to reach its targets for 2002". Mr Ricard added: "I am delighted that the process of incorporating Seagram's business is proceeding as planned".

Sales split at 30 June 2002 (€ million)

(€ million)	30/06/02		30/06/01		Change	Organic growth	Currency effect	Consol. impact excl Seagram	Consol. impact, Seagram
Total, Spirits & Wine	1,502	58%	843	39%	78,1%	4.5%	-1.0%	2.9%	604
Total, Fruit Preparations	364	14%	671	31%	-45,8%	0.3%	-0.2%	-45.9%	
Total, Distribution	708	28%	675	31%	4,9%	4.0%	0.9%		
Total, Group	**2,574**	**100%**	**2,189**	**100%**	**17,6%**	**3.4%**	**-0.5%**	**-12.9%**	**604**

Spirits & Wine, sales split at 30 June 2002 (€ million)

(€ million)	30/06/02		30/06/01		Change	Organic growth	Currency effect	Consol. impact, excl Seagram	Consol. impact, Seagram
Spirits & Wine, France	281	19%	262	31%	7.0%	0.3%	0.0%	0.0%	17
Spirits & Wine, Europe	542	36%	370	44%	46.5%	5.9%	0.0%	6.9%	124
Spirits & Wine, America	393	26%	101	12%	290.2%	8.0%	-8.6%	-0.5%	293
Spirits & Wine, ROW	286	19%	110	13%	160,1%	5,8%	0.4%	-0,3%	170
Total, Group	**1,502**	**100%**	**843**	**100%**	**78.1%**	**4.5%**	**-1.0%**	**2.9%**	**604**

	Key brand growth (vol.)	
	H1 2002/2001	MAT 2002/2001 at end June 2002
Jacob's Creek	+15%	+15%
Amaro Ramazzotti	+10%	+11%
Havana Club	+11%	+10%
Clan Campbell	-2%	-1%
Jameson	+5%	+6%
Ricard	-3%	-2%
Pastis 51	-2%	+1%
Chivas	-19%	-17%
Martell	-21%	-17%
Seagram Gin	-8%	-8%
Wild Turkey	-3%	-1%
The Glenlivet	+5%	-1%
Total, 12 key brands	***-1%***	***0%***

Contacts

Alain-Serge Delaitte / Media — *Tel: (33 1) 40 76 77 12*
Patrick de Borredon / Investor Relations — *Tel: (33 1) 40 76 77 33*
Barbara M. Burns / New York — *Tel : (212) 486 1140*

For more information about Pernod Ricard, please visit our website : www.pernod-ricard.com